BANCOLOMBIA S.A.

Carrera 48 # 26-85, Avenida Los Industriales

Medellín, Colombia

March 19, 2025

Via EDGAR

United States Securities and Exchange Commission,

Division of Corporation Finance,

Office of Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:	Mr. Robert Arzonetti

Re:	Bancolombia S.A. Registration Statement on Form F-4 Filed December 2, 2024 File No. 333-283549

Dear Mr. Arzonetti:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Bancolombia S.A. hereby respectfully requests that the effectiveness of the above-referenced Registration Statement on Form F-4, File No. 333-283549, as amended, be accelerated so that it will be declared effective at 9:00 a.m. Eastern Time on March 21, 2025, or as soon as practicable thereafter, unless Bancolombia S.A. notifies you otherwise prior to such time.

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U.S. Securities and Exchange Commission	-2-

Please contact Patrick S. Brown of Sullivan & Cromwell LLP via telephone at (310) 712-6600 or via email at brownp@sullcrom.com with any questions or comments regarding this filing.

In addition, please notify Mr. Brown when this request for acceleration has been granted.

Very truly yours,

BANCOLOMBIA S.A.

By:	/s/ Mauricio Botero Wolff
Name:	Mauricio Botero Wolff
Title:	Vice President of Finance (Chief Financial Officer)

cc:	Sergio J. Galvis

Patrick S. Brown

(Sullivan & Cromwell LLP)